• Explanatory note: This Free Writing Prospectus was initially filed on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the Securities and Exchange Commission on July 18, 2025. Solely for the purpose of correcting a scrivener’s error and updating certain limited information to be consistent with the Form S - 1 filed on July 30, 2025, this Free Writing Prospectus is hereby re - filed. 1

SynCardia's products are approved for sale in the U.S. and Canada only. © SynCardia Systems, LLC. All rights reserved | www. SynCardia .com Picard Medical Inc. Proposed NYSE American Ticker: PMI Filed pursuant to Rule 433 of the Securities Act of 1933, as amended. Issuer Free Writing Prospectus dated July 30, 2025, relating to Preliminary Prospectus dated July 30, 2025, Registration No. 333 - 286295

This Presentation contains statements that are “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include all statements that do not relate solely to historical or current facts and can generally be identified by the use of future dates or words such as “may,” “should,” “could,” “will,” “expects,” “seeks to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “forecast,” “potential” or “continue” or the negative of such terms and other comparable terminology . These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict . Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward - looking statements due to numerous factors, risks, and uncertainties that could cause actual results to differ materially from such estimates or forecasts . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information in this Presentation . Such forward - looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward - looking statement to reflect events or circumstances after the date of this Presentation . Forward - looking statements in this Presentation may include, for example, statements about : the initial public offering of the Company, including the expected timing, expected admission to the New York Stock Exchange ("NYSE"), the expected price per share of common stock in the offering, the Company's market position, including the belief that SynCardia is a leader in the total artificial heart ("TAH") market, the Company’s growth strategy, including strong expected sales growth and the factors driving such growth, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans ; the Company’s strategic advantages and the impact those advantages will have on future financial and operational results ; the implementation, market acceptance, expected timing of patent and U . S . Food and Drug Administration (“FDA”) approvals, and success of the Company’s products ; the Company’s approach and goals with respect to research and development ; the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others ; changes in applicable laws or regulations ; and the outcome of any known and unknown litigation and regulatory proceedings . SynCardia's products are approved for sale in the U.S. and Canada only. SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc. © SynCardia Systems, LLC. All rights reserved. 2 Forward - Looking Statements

Neither the Company nor any of its subsidiaries, affiliates, representatives or advisors assumes any responsibility for or makes any representation or warranty (express or implied) as to, the reasonableness, completeness, accuracy or reliability of the estimates and information contained herein, which speak only as of the date identified on the cover page of this Presentation . The Company and its respective affiliates, representatives and advisors expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom . Neither the Company nor any of its respective affiliates, representatives or advisors intends to update or otherwise revise the estimates and other information contained herein to reflect circumstances existing after the date identified on the cover page of this Presentation to reflect the occurrence of future events even if any or all of the assumptions, judgments and estimates on which the information contained herein is based are shown to be in error, except as required by law . This Free Writing Prospectus relates to the proposed initial public offering of Picard Medical, Inc . (the "Company," "we," "us," "our . " We have filed the Registration Statement on Form S - 1 , as amended (File No . 333 - 286295 ), including the preliminary prospectus contained therein, with the U . S . Securities and Exchange Commission (the "SEC") for such proposed initial public offering to which this communication relates . Before you invest, you should read the preliminary prospectus included in the Registration Statement (including the risk factors described therein) and other documents that we have filed with the SEC in their entirety for more complete information about us and the offering . You may access these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of the Registration Statement, of which the preliminary prospectus forms a part . SynCardia's products are approved for sale in the U.S. and Canada only. SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc. © SynCardia Systems, LLC. All rights reserved. 3 Forward - Looking Statements

Our Mission To pioneer the future of heart replacement by providing the world’s first Total Artificial Heart and developing the next - generation system as an alternative to transplantation SynCardia's products are approved for sale in the U . S . and Canada only . SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc . © SynCardia Systems, LLC . All rights reserved .

SynCardia At-a-Glance

Market Leader: Global innovator in total artificial heart technology and a wholly owned subsidiary of Picard Medical, Inc. (Proposed NYSE American Ticker: PMI).

Only FDA-Approved TAH: The SynCardia Total Artificial Heart ("STAH") is the only commercially available total artificial heart approved by the FDA and Health Canada.

Global Reach: Over 2,100 implants performed at hospitals across 27 countries.

Potentially Life-Saving Technology: Replaces both ventricles and all four valves, providing immediate and complete cardiac output.

Scalable Commercial Model: We intend to combine direct sales and distributor partnerships with full clinical and technical support to scale commercially


SynCardia
SAVING LIVES,
ONE HEART AT A TIME

Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.
SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME
5

The Initial Public Offering Summary

Issuer	Picard Medical, Inc.
Proposed Exchange	NYSE American
Proposed Ticker	PMI
Proposed IPO date	August 2025
Proposed Price Range	$3.50 to $4.50
Outstanding Shares prior to Offer	68,074,145
Share Type	Common Stock
Offering Shares	4,250,000[1]
Outstanding Shares after Offering	72,324,145[1]
Lock-up Period	180 Days
Underwriters	WestPark Capital, Inc. Uphorizon, LLC Sentinel Brokers Company, Inc.

(1) Not including 15% overallotment, as of July 11th, 2025
Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.

© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company
SAVING LIVES, ONE HEART AT A TIME
6

Use of Proceeds[1]

Category	Amount	Purpose
R&D, Product Development	~$2.96M	• R&D for our fully implantable system including early feasibility animal trials and additional design and engineering activities
Sales & Marketing	~$0.50M	• Expand sales, marketing, and distribution capabilities & support inventory growth • Broaden installed base of driver systems
Working Capital	~$0.50M	• Payments to vendors or service providers
General Operational Expenses	~$0.39M	• Facility rent, utilities, maintenance, and related
Corporate Expenses	~$0.20M	• Executive travel and board meeting costs
SynCardia Medical (Beijing), Inc.	~$2.85M	• Capital contribution to our China subsidiary in connection with local distribution rights[2]
Related Party Loans	~$2.0M	• Repayment of related-party loans used to fund working capital
Senior Secured Notes	~$6M	• Satisfy related party Senior Secured Notes

(1) Estimated Net Proceeds: $15.1M (at $4.00/share offering price)
(2) Funding to occur at the closing of the initial public offering.
Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.
SynCardia
A Picard Medical Company
SAVING LIVES,
ONE HEART AT A TIME
7

Driving Scalable Growth with an Experienced, Results-Focused Team



CEO

Patrick NJ Schnegelsberg

Patrick has 25 years of executive leadership in the medical device sector and was appointed CEO in July 2023. He served as CEO of Syntach AB (2022–2023) and as COO and CEO of the Occlutech Group (2012–2021). He has also held C-level roles at MedTech and biotech start-ups in Europe and the U.S., including a U.S.-listed Biotech. Earlier in his career, Patrick held director-level positions on Wall Street. He conducted molecular biology research at MIT and holds degrees from Harvard Medical School and Clark University. He currently chairs the board of Acorai AB and previously served on the board of Scandinavian Real Heart. Patrick brings deep operational and strategic expertise in MedTech and Biotech.



COO

Matt Schuster

Matt was appointed Chief Operating Officer in November 2023. He previously served as SynCardia's Director of Research and Development from May to November 2023. From 2021 to 2023, he held multiple roles at Roche, including Systems Development Lead and Staff Mechanical Engineer. Prior to that, he was SynCardia's Director of Manufacturing and Facilities from 2018 to 2021. Matt has contributed to key development programs, including the 50cc Total Artificial Heart and next-generation pneumatic driver. He brings deep experience in engineering and device development to the role. Matt earned a Bachelor's degree in Mechanical Engineering from Northern Arizona University



CFO

Bernard Skaggs

Bernard was appointed Chief Financial Officer in November 2023. He brings over 30 years of finance and accounting experience. Before this role, he served as SynCardia's Controller from February to November 2023. Bernard previously held leadership roles at Golden Vertex Corporation, Asarco LLC, Experis, Embraer Aero Seating Technologies, and Cancer Prevention Pharmaceuticals. He began his career at Deloitte and has worked in both the United States and Japan. A U.S. Army veteran, Bernard holds a bachelor's degree from the University of Arizona, a master's in Accountancy from the University of Phoenix, and an MBA from the Thunderbird School of Global Management.

Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.
SynCardia A Picard Medical Company
SAVING LIVES, ONE HEART AT A TIME
8

20 Years of Leadership: From First FDA Approval to Future Innovation - Proven Legacy in Total Artificial Hearts

2004 — Patient Hospitalized

FDA approves 70cc STAH


70cc

First company to receive TAH approval by FDA

2012 — Patient Mobile in Hospital

FDA approves Companion C2 Driver


70cc

2014 — Patient Mobile in Home

FDA approves Freedom Driver


70cc

2020 — Children & Small Adults

FDA approves 50cc STAH


70cc
50cc

2024 — Alternative to Heart Transplant

US Patents covering fully implantable artificial hearts



Next Generation, driver-less STAH; may seek FDA approval in 2028

Notes: Approval years: 2004 – 70cc ventricles; 2012 – Companion C2 driver; 2014 – Freedom Portable Home driver; 2020 – 50cc STAH ventricles. The original CSS driver was used beginning in 2004 until the C2 driver was approved in 2012
Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME
9

SynCardia is Built to Scale: Here's Why Leader in High - Demand Market We believe SynCardia is the leader in the total artificial heart market, addressing a global, multi - billion - dollar need where demand for donor hearts far exceeds supply Addresses Most Severe Patients Implantation with the STAH yields compelling results in an extremely high - risk patient population Market Validation Over 2,100 STAH implants performed to date with over 750 years of patient lives Competitive Advantage We believe regulatory and design barriers to entry, along with solid intellectual property, provide meaningful competitive advantages Reimbursed STAH is reimbursed in the U.S. under DRG001 by Medicare, Medicaid, and private insurances 1 Strong Expected Sales Growth We believe near - , mid - , and long - term value inflection points, including product label changes, next - generation product launches, and cost improvements will drive future growth (1) Reimbursement range: $203, 560 to $478,942; reimbursement mean: $296,685) Source: SynCardia Systems, LLC SynCardia's products are approved for sale in the U.S. and Canada only. SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc. © SynCardia Systems, LLC. All rights reserved. 10

The Problem: Shortage of Donor Hearts Leaves Thousands Waiting

Demand for Donor Hearts Exceeds Supply[1]

7,500+
Patients Waiting on Heart Transplant List (yearly, 2012 to 2022)

4,000+
Patients Added to Heart Transplant Waiting List (yearly, 2012 to 2022)

Unmet Need:
Significant Demand-Supply Imbalance With up to 300,000 Patients in Need of a Solution

(1) Numbers shown are representative for the period from 2012 to 2022;
Sources: OPTN/SRTR Annual Data Report 2022 (Heart) & SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.

© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company
SAVING LIVES, ONE HEART AT A TIME
11

The Solution: The First FDA Approved Total Artificial Heart — Designed for Hospital and Home Use

The STAH is intended to **replace a failing or failed human heart** in patients with **advanced stage heart failure** and in need of a heart transplant

The STAH is **available in two sizes** and comes with **Hospital** and **Portable Home Drivers.**

Total Artificial Heart


70cc
50cc

C2 Driver for Use in Hospital



Freedom Driver for Home Use


Backpack-wearable device

Each patient is **implanted with a pair of ventricles** driven by either the Companion C2 Driver or the Freedom Home driver, depending upon the situation of the patient.

Notes: Approval years: 2004 – 70cc ventricles; 2012 – Companion C2 driver; 2014 – Freedom Portable Home driver; 2020 – 50cc STAH ventricles. The original CSS driver was used beginning in 2004 until the C2 driver was approved in 2012
Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME
12

Clinically Validated: Peer-Reviewed Outcomes Demonstrate STAH Survival Advantage With Over 2,100 STAH Implants

79%	Survival Rate to transplantation (vs. 46% in control group)[1]
70%	Survival Rate at one year (vs. 31% in control group)[1]
75%	Survival Rate at one year after heart transplant[2]
Over 2,100	SynCardia Total Artificial Heart Implants[3]
Over 7.5 Years	Longest Living patient on the STAH[3]



The NEW ENGLAND JOURNAL of MEDICINE

ESTABLISHED IN 1812 AUGUST 26, 2004 VOL. 351 NO. 9

Cardiac Replacement with a Total Artificial Heart as a Bridge to Transplantation

Jack G. Copeland, M.D., Richard G. Smith, M.S.E.E., C.C.E., Francisco A. Arabia, M.D., Paul E. Nolan, Pharm.D., Gulshan K. Sethi, M.D., Pei H. Tsau, M.D., Douglas McClellan, B.S.M.E., and Marvin J. Slepian, M.D., for the CardioWest Total Artificial Heart Investigators*

ABSTRACT

BACKGROUND

The CardioWest Total Artificial Heart orthotopically replaces both native cardiac ventricles and all cardiac valves, thus eliminating problems commonly seen in the bridge to transplantation with left ventricular and biventricular assist devices, such as right heart failure, valvular regurgitation, cardiac arrhythmias, ventricular clots, intraventricular communications, and low blood flows.

METHODS

We conducted a nonrandomized, prospective study in five centers with the use of historical controls. The purpose was to assess the safety and efficacy of the CardioWest Total Artificial Heart in transplant-eligible patients at risk for imminent death from irreversible biventricular cardiac failure. The primary end points included the rates of survival to heart transplantation and of survival after transplantation.

RESULTS

Eighty-one patients received the artificial-heart device. The rate of survival to transplantation was 79 percent (95 percent confidence interval, 68 to 87 percent). Of the 35 control patients who met the same entry criteria but did not receive the artificial heart, 46 percent survived to transplantation (P<0.001). Overall, the one-year survival rate among the patients who received the artificial heart was 70 percent, as compared with 31 percent among the controls (P<0.001). One-year and five-year survival rates after transplantation among patients who had received a total artificial heart as a bridge to transplantation were 86 and 64 percent.

From the Sarver Heart Center (J.G.C., R.G.S., F.A.A., P.E.N., G.K.S., P.H.T., M.J.S.), the Marshall Foundation Artificial Heart Program (R.G.S., D.M.), and the College of Pharmacy (P.E.N.), University of Arizona, Tucson. Address reprint requests to Dr. Copeland at the University of Arizona Sarver Heart Center, 1501 N. Campbell Ave., No. 4402, Tucson, AZ 85724-5071, or at jgcbriez@aol.com.

*The CardioWest Total Artificial Heart Investigators are listed in the Appendix.

N Engl J Med 2004;351:859-67.

Copyright © 2004 Massachusetts Medical Society.

The New England Journal of Medicine
Downloaded from nejm.org on April 27, 2021. For personal use only. No other uses without permission.
Copyright © 2004 Massachusetts Medical Society. All rights reserved.

Clinical Use USPs

(1) Copeland JG et al.; N Engl J Med. 2004 Aug 26;351(9):859-67; Control group = matched with patients in the protocol group according to inclusion and exclusion criteria but who had not received any mechanical circulatory support.
(2) Carrier, Michel et al.; The Journal of Heart and Lung Transplantation, Volume 40, Issue 3, 220 – 228
(3) SynCardia Systems LLC data
Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME

13

Utilized by High Volume Transplant Centers Across the U.S. and Europe Centers of Excellence 1 High Volume U.S. and European Hospitals are Using SynCardia The First and Only Commercially Available Total Artificial Heart in the U.S. & Canada SynCardia's products are approved for sale in the U.S. and Canada only. SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc. © SynCardia Systems, LLC. All rights reserved. 14 (1) Center of Excellence (CoE): A high - standard transplant / heart failure center prioritized for STAH use, training, and collaboration. Selected for high - impact casevolume, clinical reputation, and data generation Source: SynCardia Systems, LLC

Lev'Veon's Story: Courage, Innovation, and a Lifesaving First


C.S. MOTT
CHILDREN'S HOSPITAL



Age: 10 years old

Diagnosis: Myocarditis

Implanted: September 6, 2024

Transplanted: September 30, 2024

24 days of Support on the STAH

Mott Children's Hospital First STAH Implant

Sources: Mott Children's Hospital & SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.
SynCardia
A Picard Medical Company
SAVING LIVES,
ONE HEART AT A TIME
15

From Implant to Advocacy: Empowering Lives with the STAH





Johnny Lemucchi, 55 years old
Diagnosis: Congenital Heart Failure
Center: Cedars Sinai, Los Angeles
Implanted: February 1, 2016
Transplanted: August 22, 2016

Extending Lifespan and Enhancing Quality of Life

Johnny is now the co-founder and CEO of Unique Beating Hearts

- **Unique Beating Hearts** is a compassionate non-profit organization headquartered in California.
- Provides group **counseling assistance** and support to **individuals who have undergone the surgical implantation of a Total Artificial Heart (TAH)**, while also recognizing the crucial role families and caregivers play in the recovery process.

Cedars Sinai

Unique Beating Hearts
Total Artificial Hearts Foundation

Sources: Unique Beating Hearts, Cedars-Sinai Heart Institute & SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME
16

Near-Term Growth Drivers: Site Expansion, Education, Enhancing Access and Reimbursement

01 Protect existing transplant centers; grow and acquire new centers

02 Increase publications submissions, congress attendance

03 Debunking common myths

04 Secure new “Centers of Excellence”[1]



05 Grow social media presence

06 Launch web-based education and training portal

07 Improve pricing and reimbursement (Europe)

08 Leverage Unique Beating Hearts (UBH) patient advocacy group

(1) Center of Excellence (CoE): A high-standard transplant / heart failure center prioritized for STAH use, training, and collaboration. Selected for high-impact case volume, clinical reputation, and data generation
Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME 17

Mid-Term Growth Drivers: Label Expansion and Approvals Set to Fuel U.S. and Global Commercial Momentum



Updated BTC Label (Expected 2Q26)

Emperor Approval (Expected 2028)



MDR CE-Mark (Expected 4Q26)

Currently selling under derogation/ compassionate use



NMPA Approval (Expected 4Q26)

SynCardia Medical Beijing will produce and sell

Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company
SAVING LIVES, ONE HEART AT A TIME
18

Long - Term Market Growth: Driven by R&D Pipeline and IP - Backed Innovation 2H28 1H28 2H27 1H27 2H26 1H26 2H25 1H25 Platform / Product May Seek FDA Approval of Fully Implantable STAH (Emperor) May Seek FDA Approval of Next Generation Pneumatic Technology Driver (Unicorn) Patents Covering Next Generation STAH 1 Two issued U.S. & one issued Chinese patent covering fully implantable artificial heart (“Emperor”) Patents Covering Current STAH System 2 Three issued U.S. Patents covering pneumatic driver technology and motor - related technology Twelve patent applications covering technical details of our drivers (1) US Patents: 11,918,798; 12,121,711 & China: CN 115279450 (2) US 7, 811,318; US 8, 070,455; US 8, 021,422 & CAN 2, 762,200 Source: SynCardia Systems, LLC SynCardia's products are approved for sale in the U.S. and Canada only. SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc. © SynCardia Systems, LLC. All rights reserved. 19

Decades of Clinical Leadership in BTT Patients: SynCardia's Total Artificial Heart Outpaces Emerging Competitors

	SynCardia Total Artificial Heart™	Carmat Aeson®	BiVACOR® TAH
Regulatory Status (US & Canada)	Approved	Not approved (US EFS being restarted)	Not approved (US EFS in progress)
Regulatory Status (EU)	MDR re-applying	CE Marked under MDD (MDR in progress)	Not approved
Clinical Track Record	**Most extensive**: Over 2,100 implants and over 7.5 years longest support duration	**Limited:** 108 implants and 25 months longest support duration	**Very early**: 6 implants and ~3.5 months longest support duration
Device Size & Weight	70cc / 50cc (two sizes), fits men, women, and children **250g**	Single size (65cc), larger profile & may not fit all patients **900g**	Single size, larger profile & may not fit all patients **650g**







Sources: Companies' websites, press releases, annual or quarterly filings, conferences & SynCardia Systems LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.

© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME

20

STAH Growth Trajectory: Regional Mix and Sales 2022 – 2024 $0 $1 $2 $3 $4 $5 $6 - 5 10 15 20 25 30 2022 2024 STAH Sales (Units) by Region vs. Total Sales ($MM) 1 2022 to 2024 US & Canada 2023 Europe ROW (2) Net Sales SynCardia's products are approved for sale in the U.S. and Canada only. SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc. © SynCardia Systems, LLC. All rights reserved. 21 $3.7MM $5.0MM $4.4MM STAH Units Total Sales $MM Source: SynCardia Systems, LLC

Investment Drivers: Validated, Protected and Positioned for Growth

Leader in High-Demand Market	Addresses Most Severe Patients	Market Validation	Competitive Advantage	Reimbursed	Strong Expected Sales Growth
Capturing Demand Where Transplants Fall Short	Delivering Proven Outcomes in High-Risk Patient Populations	Clinically Proven with Scale and Longevity	Protected by IP, Powered by Barriers to Entry	Covered by Major Payers in U.S. and Europe	We Believe we are Poised for Growth Across Multiple Value Inflection Points

Source: SynCardia Systems, LLC

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.
SynCardia A Picard Medical Company
SAVING LIVES, ONE HEART AT A TIME
22

THANK YOU

SynCardia Systems, LLC
1992 E. Silverlake Rd. Tucson, AZ 85713 | US
+1 520-545-1234 | info@syncardia.com
www.SynCardia.com

#SynCardia

SynCardia Systems, LLC – a Picard Medical Company
The STAH is approved for sale in the US and in Canada where it is indicated for use in cardiac transplant-eligible patients at risk of imminent death from biventricular failure. EU and international approvals are pending. For additional information and label information, to learn more visit us at www.syncardia.com.

Medical Advice Disclaimer
The information, including but not limited to, text, graphics, images, and other components contained in this material are for informational purposes only. No information in this material is intended to be a substitute for professional medical advice, diagnosis, or treatment. Always seek the advice of your physician or a qualified health care provider with any questions you may have regarding a medical condition. Never disregard professional medical advice or delay in seeking it because of information you have read in this material.

“SynCardia Systems,” the SynCardia logo, “Giving the Gift of Time,” “Saving Lives, one Heart at a Time,” “Companion 2 Driver System,” and “Freedom Portable Driver System” are trademarks of SynCardia Systems, LLC.

SynCardia's products are approved for sale in the U.S. and Canada only.
SynCarida Systems, LLC is a wholly owned subsidiary of Picard Medical Inc.
© SynCardia Systems, LLC. All rights reserved.

SynCardia A Picard Medical Company | SAVING LIVES, ONE HEART AT A TIME
23